

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2020

Richard Dierker
Executive Vice President and Chief Financial Officer
CHURCH & DWIGHT CO INC
500 Charles Ewing Boulevard
Ewing, NJ 08628

> **Re: CHURCH & DWIGHT CO INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 18, 2020**
> **File No. 001-10585**

Dear Mr. Dierker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences